1200 G Street, Suite 800
Washington DC 20005
www.FisherBroyles.com

November 23, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Atten:	Beverly Singleton

Andrew Blume

Sergio Chinos

Asia Timmons-Pierce

Re:	Intelligent Living Application Group Inc. Amendment No. 5 to the Registration Statement on Form F-1 Amended on October 27, 2021 File No. 333-248684

Ladies and Gentlemen:

On behalf of our client, Intelligent Living Application Group Inc., a foreign private issuer organized under the laws of Cayman Islands (the “Company”), we are submitting this letter and the following information in response to a letter, dated November 16, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1/A (the “Registration Statement”) filed to the Commission on October 27, 2021. Concurrently with the submission of this letter, the Company is filing Amendment No. 6 to the Registration Statement (the “Amended Registration Statement”) via EDGAR with the Commission

To facilitate your review, we have separately delivered to you today a copy of the Amended Registration Statement, marked to show changes since our last submission of the Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

Form F-1/A filed October 27, 2021

Cover Page

1.	Provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under your agreements. State whether any transfers, dividends, or distributions have been made to date.

Response: We have included the following disclosure on the cover page of the prospectus.

We mainly conduct our marketing and sales, research and development and design activities through our wholly owned subsidiaries in Hong Kong and manufacturing activities through our wholly owned subsidiary in China, Dongguan Xingfa Hardware Products Co., Limited (“Xingfa”). As a result, almost all of our sales revenues are received by our Hong Kong subsidiaries which make payment to Xingfa for the cost of products and reasonable markups. Transfers of funds among our Hong Kong subsidiaries or from our Hong Kong subsidiaries to the holding company are free of restrictions. Remittances of funds from our Hong Kong subsidiaries to Xingfa are subject to review and conversion of HK$ or US$ to Renminbi Yuan (“RMB”) through Xingfa’s bank in China, which represents the State Administration of Foreign Exchange (“SAFE”) to monitor foreign exchange activities. Under the existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements with the banks.

Currently, we don’t have any intentions to distribute earnings or settle amounts owed to our agreements other than the agreements entered under normal business operation as discussed above. Please also refer to “Dividend Policy” on page 47 of the Amended Registration Statement.

As of the date of this letter, none of our subsidiaries has made any dividend payment or distribution to the holding company, and neither the Company nor any of its subsidiaries has made any dividends or distributions to U.S. investors.

Prospectus Summary, page 1

2.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries to the parent company and U.S. investors as well as the ability to settle amounts owed. Please expand your disclosure on the prospectus cover page to provide a description of how cash is transferred through your organization and state whether any transfers, dividends, or distributions have been made to date.

Response: We have added disclosure under the caption “Transfer of Cash To and From Our Subsidiaries” on page 9 of the Amended Registration Statement.

We mainly conduct our marketing and sales, research and development and design activities through our wholly owned subsidiaries in Hong Kong and manufacturing activities through our wholly owned subsidiary in China, Dongguan Xingfa Hardware Products Co., Limited (“Xingfa”). As a result, almost all of our sales revenues are received by our Hong Kong subsidiaries which make payment to Xingfa for the cost of products and reasonable markups. Transfers of funds among our Hong Kong subsidiaries or from our Hong Kong subsidiaries to the holding company are free of restrictions. Remittances of funds from our Hong Kong subsidiaries to Xingfa are subject to review and conversion of HK$ or US$ to RMB through Xingfa’s bank in China, which represents the State Administration of Foreign Exchange (“SAFE”) to monitor foreign exchange activities. Under the existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements with the banks. Currently, we don’t have any intentions to distribute earnings or settle amounts owed under our operating structure other than the agreements entered under normal business operation as discussed above.

Intelligent Living Application Group Inc. (“ILAG”) is incorporated in Cayman Islands as a holding company with no actual operations. There has been no cash flows and transfers of other assets between the holding company and its subsidiaries, other than that as of October 31, 2021, Kambo Locksets Limited (Kabmo Locksets”), one of our Hong Kong subsidiaries and Intelligent Living Application Group Limited (BVI), a wholly owned subsidiary of ILAG have paid approximately $1,152,000 for the expenses related to this public offering of ILAG. None of our subsidiaries has made any dividend payment or distribution to the holding company as of the date hereof and they have no plans to make any distribution or dividend payment to the holding company in the near future. Neither the Company nor any of its subsidiaries has made any dividends or distributions to U.S. investors as of the date hereof.

At operation level, Xingfa has sold products with markups to Hing Fat Industrial Limited (“Hing Fat”), one of our Hong Kong subsidiaries, in the amount of approximately $5.49 million for the six months ended June 30, 2021, approximately $4.53 million for the six months ended June 30, 2020 and approximately $10.70 million for the year ended December 31, 2020. Hing Fat has sold products to Kambo Locksets in the amount of approximately $4.70 million for the six months ended June 30, 2021, approximately $4.53 million for the six months ended June 30, 2020 and approximately $10.10 million for the year ended December 31, 2020.

Hing Fat has made payment to Xingfa approximately $5.27 million for the six months ended June 30, 2021, approximately $4.85 million for the six months ended June 30, 2020 and approximately $10.74 million for the year ended December 31, 2020. Kambo Locksets has made payment to Hing Fat approximately $5.30 million for the six months ended June 30, 2021, approximately $4.87 million for the six months ended June 30, 2020 and approximately $10.80 million for the year ended December 31, 2020.

For our Hong Kong subsidiaries, our subsidiary in British Virgin Islands and the holding company (“Non-PRC Entities”), there is no restrictions on foreign exchange for such entities and they are able to transfer cash among these entities, across borders and to US investors. Also, there is no restrictions and limitations on the abilities of Non-PRC Entities to distribute earnings from their businesses, including from subsidiaries to the parent company or from the holding company to the U.S. investors as well as the abilities to settle amounts owed.

Regarding cash transfer to and from Xingfa, we are able to have such transfer through banks in China under current account items, such as profit distributions and trade and service-related foreign exchange transactions, which can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements with the banks. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. PRC laws and regulations allow an offshore holding company to provide funding to our wholly owned subsidiary in China only through loans or capital contributions, subject to the filing or approval of government authorities and limits on the amount of capital contributions and loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our wholly owned subsidiary in China or make additional capital contributions to fund Xingfa’s capital expenditures or working capital. For an increase of its registered capital, Xingfa needs to file such change of registered capital with the MOFCOM or its local counterparts. If the holding company provide funding to Xingfa through loans, the total amount of such loans may not exceed the difference between the entity’s total investment as approved by the foreign investment authorities and its registered capital. Such loans must be registered with SAFE or its local branches. Under PRC law, Xingfa is also required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital.

We have also expanded our disclosure on the prospectus cover page to provide a description of how cash is transferred through our organization and state whether any transfers, dividends, or distributions have been made to date.

3.	Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

Response: We have disclosed that we believe we are currently not required to obtain any approvals from Chinese government to offer our ordinary shares to foreign investors and list our ordinary shares on Nasdaq Stock Market, however, if we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change in China that require us to obtain approval, it could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or become worthless on page 2 of the Amended Registration Statement.

Risk Factors, page 12

4.	We note from the audit opinion and your risk factor on page 31 that you have a U.S. based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.

Response: We have disclosed the material risks to the Company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, for example, the risk that lack of inspection could cause trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist our securities on page 36 of the Amended Registration Statement.

5.	We note your response to prior comment 6, and reissue our comment in part. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

Response: We have expanded our risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act on June 22, 2021, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before our securities may be prohibited from trading or delisted if our auditor is not subject to PCAOB inspections on page 35 of the Amended Registration Statement.

If you have any questions or further comments regarding to the Registration Statement, please contact me by phone at 703-618-2503 or via e-mail at jeffrey.li@fisherbroyles.com.

Very truly yours,

/s/ Jeffrey Li
Jeffrey Li

Enclosures

cc:	Bong Lau, Chief Executive Officer of Intelligent Living Application Group Inc.

Frederick Wong, Chief Financial Officer of Intelligent Living Application Group Inc.

Anthony S. Chan, CPA of Wei, Wei & Co., LLP